UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   McCormick, Ann M
   1600 Faraday Avenue


   Carlsbad, CA  92008
2. Issuer Name and Ticker or Trading Symbol
   Invitrogen Corporation (IVGN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/18/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP, Mfg Ops
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  10/31/02    J    V   29            A  $23.6980                    D  Direct
Common Stock                                  01/31/03    J    V   24            A  $24.0125                    D  Direct
Common Stock                                  02/18/03    S        5,000         D  $30.0600                    D  Direct
Common Stock                                  02/18/03    S        2,000         D  $30.0400                    D  Direct
Common Stock                                  02/18/03    S        1,500         D  $30.1500                    D  Direct
Common Stock                                  02/18/03    S        5,100         D  $30.1100                    D  Direct
Common Stock                                  02/18/03    S        3,400         D  $30.1600                    D  Direct
Common Stock                                  02/18/03    S        3,200         D  $30.1400                    D  Direct
Common Stock                                  02/18/03    S        4,800         D  $30.2000     60,012         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $5.6000                                                                    05/28/03     05/28/08
to buy)
Incentive Stock Option (right  $45.6400                                                                   02/28/06     02/28/12
to buy)
Incentive Stock Option (right  $54.3750                                                                   01/04/05     01/04/10
to buy)
Incentive Stock Option (right  $60.0000                                                                   01/01/07     01/01/10
to buy)
Non-Qualified Stock Option     $34.5100                                                                   09/06/03     09/06/12
(right to buy)
Non-Qualified Stock Option     $45.6400                                                                   02/28/06     02/28/12
(right to buy)
Non-Qualified Stock Option     $54.3750                                                                   12/04/04     01/04/10
(right to buy)
Incentive Stock Option (right  $3.8000                                                                    11/06/02     11/06/07
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   8,000                     8,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,885                     3,885         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   8,368                     8,368         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   917                       917           D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   46,115                    46,115        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   16,632                    16,632        D   Direct
(right to buy)
Incentive Stock Option (right            Common Stock                   3,000                     3,000         D   Direct
to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Cheri L. Manis
    For: Ann M McCormick
DATE 02/18/03